Exhibit 99.02

GRANDE WEST PROVIDES UPDATE ON MANUFACTURING

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) – March 4th, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to provide an update on its manufacturing activities.

Grande West Utilizes Two Contract Manufacturers

Grande West’s Vicinity bus, designed and engineered in Canada, is assembled at two independently operated manufacturing facilities.

The Southern China manufacturing facility is in the province of Fujian in the duty-free manufacturing zone of Xiamen. The factory along with many other businesses in China were shut down for 2 weeks of production early February, while the COVID 19 virus was being assessed by government health officials. The factory is currently operating at close to full production, and the Company does not expect any material delays for 2020 Vicinity deliveries.

USA manufacturing is located in Charlotte, Michigan and production for USA Buy America Vicinity buses is underway and performing within Company expectations. Grande West currently has Vicinity buses being manufactured in Michigan, as part of a previously announced purchase order to a group of Mississippi-based transit authorities. Grande West, along with U.S. distributor Alliance Bus Group (“ABG”), supplied the winning bid, for a five-year contract for 30’ heavy-duty low floor Vicinity buses.

Grande West has Firm Orders for 150+ Buses with Expected Deliveries in 2020

The company reports that sales activity is very strong and bid activity is increasing in Canada and the USA. Grande West sales teams are extremely active, and the Company is positioning itself to be a strong competitor amongst the other manufacturers. Currently Grande West has orders for more than 150 Vicinity buses valued at over $65M, which the Company expects to deliver in the 2020 calendar year.

New Vicinity Models Coming to Market

The Company is also pleased to announce that the Vicinity LT shuttle bus is finishing production and demo buses will be made available for the US and Canadian markets shortly. The Vicinity LT, which is the world’s first “true low- floor shuttle bus,” will have a monocoque-body with a rear-engine and will be made available in 26’ and 28’ lengths. The Vicinity LT medium-duty bus enters Grande West into a new market and customer base where competitors sell approximately 6000 units per year. The Vicinity LT will have a longer service life than the average competitor’s shuttle bus and it will address accessibility issues for passengers with mobility issues, all while being competitively priced for the market segment.

The Vicinity LT, powered by a gas engine and Allison transmission, raises the bar for serviceability, maintainability, and reliability typically found in transit vehicles with similar powertrains.

Grande West supports the idea that the future of transit will utilize electric drive systems. The Company is currently planning the electrical propulsion system for future electric models and will provide updates as progress is made.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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